AMER GROUP PLC

INTERIM REPORT JANUARY – SEPTEMBER 2002

- In the period January to September 2002, Amer Group's net sales were EUR 835.8 million (January – September 2001: EUR 855.3 million).
- Operating profit amounted to EUR 77.2 million (2001: EUR 81.6 million). Profit before extraordinary items totalled EUR 72.0 million (2001: EUR 73.8 million) and earnings per share were EUR 2.23 (2001: EUR 2.40).
- In local currencies, Amer Group's net sales were similar to last year's. Excluding the 2001 patent settlement, operating profit increased by 6%.
- Amer Group's acquisition of Precor Inc, an US based supplier of fitness equipment, was completed after the end of the period under review, on 31 October 2002. The agreement was signed on 3 October 2002. The debt-free purchase price was approximately EUR 180 million. Precor's figures will be consolidated with those of the Amer Group as of 1 November 2002.
- Amer Group's net sales for 2002 as a whole are expected to be approximately EUR 1.1 billion and the Group is expected to achieve an operating profit in line with last year's good level. The Golf Division will be profitable in 2002. The Group's balance sheet will remain strong.

AMER SPORTS

Wilson. SUUNTO ATOMIC

Q3 NET SALES AND RESULTS

The Group's third quarter consolidated net sales and operating profit were in line with expectations. In Winter Sports, the peak season of deliveries to the trade started in September and deliveries were similar to last year's high levels. In the golf business, the season was coming to an end.

Third quarter net sales were EUR 283.6 million (2001: EUR 304.5 million). The strengthening of the euro against the US dollar had a weakening effect on consolidated net sales. In local currencies, net sales were around last year's level.

The Group's operating profit was EUR 38.7 million (2001: EUR 33.7 million). Profit before extraordinary items totalled EUR 36.5 million (2001: EUR 31.8 million).

Quarterly net sales and operating profit breakdowns are presented at the end of this report.

JANUARY – SEPTEMBER NET SALES AND RESULTS

During the period January to September, the Group's consolidated net sales were EUR 835.8 million (2001: EUR 855.3 million). In local currencies, net sales were similar to last year's level.

Sales grew by 4% in Europe but declined by 5% in North America and by 9% in Japan. Sales were flat in Southern Asia Pacific. In local currencies, North American sales were similar to last year.

Group operating profit amounted to EUR 77.2 million (2001: EUR 81.6 million). Profit before extraordinary items amounted to EUR 72.0 million (2001: EUR 73.8 million). Excluding the 2001 patent settlement, operating profit increased by 6%.

Wilson's net sales decreased slightly to EUR 551.4 million. Operating profit rose by 16% to EUR 53.9 million. The Golf Division was profitable.

Winter Sport's net sales grew by 4% to EUR 136.2 million. Operating profit was EUR 23.0 million. Sales of alpine skis increased by 9%.

Suunto's net sales were similar to last year's. Net sales were EUR 61.8 million. Operating profit was EUR 6.8 million. Sales of wristop computers continued to grow.

Amer Tobacco's net sales increased by 11% to EUR 86.4 million. Operating profit was EUR 7.3 million. The company started deliveries of tax free Marlboro to the Baltic Sea area at the beginning of 2002.

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 14.6 million (2001: EUR 16.8 million).

RESEARCH AND DEVELOPMENT

A total of EUR 16.4 million was invested in research and development, representing 2% of net sales in the period (2001: EUR 17.2 million).

FINANCE

The Group's net financing expenses totalled EUR 5.2 million (2001: EUR 7.8 million).

The equity ratio increased from 49.9% as at 30 September 2001 to 54.8% (50.7% as at 31 December 2001), while gearing decreased from 26% to 15% (26% as at 31 December 2001).

The Group's net debt decreased to EUR 69.1 million at the period end, compared to EUR 114.5 million as at 31 December 2001. Liquid assets amounted to EUR 24.1 million at the period end.

PERSONNEL

The Group employed 3,752 people at the end of the period under review compared to 3,734 at the year-end and an average of 3,794 during the period. At the end of the period, a total of 1,287 were employed in the USA, 697 in Finland, 723 in Austria and 1,045 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 45.7% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 7.81 million were traded on the Helsinki Exchanges and approximately 3.24 million on the London Stock Exchange, totalling 11.05 million shares. In Helsinki the share price low was EUR 25.95, the high EUR 40.00 and the average EUR 31.82. In London the average was GBP 19.92.

There were 10,779 registered shareholders at the end of September. Nominees accounted for 52.3% of the shares in issue at the period end.

During the period under review, a total of 80,100 new shares were registered as a result of an exercise of 1998 A/B warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 96,784,080 and the total number of shares in issue was 24,196,020. In addition, the Company's share capital may increase further by 731,500 new shares as a result of the 1998 warrant subscription.

The Company's market capitalisation excluding shares previously repurchased stood at EUR 627.1 million at the period end.

All 900,000 of Amer Group's 2002 warrants, approved by Amer Group Plc's Annual General Meeting on 21 March 2002, were subscribed for by the end of the subscription period, which ran from 10 April to 30 June 2002. One warrant entitles the subscriber to subscribe for one Amer Group Share. The share subscription price is EUR 32.36 and the subscription period of the shares will commence on 1 January 2005 and end on 31 December 2007.

At the end of the period the Board of Directors had no share issue authorisation outstanding. The Board has the right to dispose of and sell the Company's own shares. The Group currently holds 968,300 of its own shares, representing 4.0% of its issued share capital.

DIVISIONAL HIGHLIGHTS

WILSON - THE MARKET LEADER IN TENNIS RACQUETS

In local currencies, the Racquet Sports Division's net sales declined 2% and operating profit was similar to last year's level.

The Company estimates that the tennis racquet market declined in the USA and Europe, but was stable in Japan.

As a result of difficult market conditions, sales of Wilson tennis racquets declined 6% but the Company estimates that it has grown its market share. Globally, Wilson is the market leader in tennis racquets and is number three in tennis balls. Sales of Wilson tennis balls remained similar to last year. Sales of footwear increased 11%, benefiting from the introduction of new shoe models.

The Racquet Sports Division's net sales are expected to decline slightly. Operating profit is expected to remain at last year's level.

GOLF DIVISION RETURNED TO PROFITABILITY

In the Golf Division, net sales in local currencies declined 3% but the division returned to profitability. Sales of high performance clubs increased substantially. Profitability also improved due to lower operating expenses resulting from the cost reductions made at the end of 2001. Sales grew in Europe, but declined in North America and Japan.

The overall golf club and golf ball markets are estimated to have remained similar to last year. The number of rounds played grew slightly in the UK but were unchanged in the USA.

Sales of Wilson's performance golf clubs increased significantly due to the success of the Deep Red clubs, while lower price point golf club sales declined.

The golf ball market continued to be extremely competitive and Wilson's golf ball sales declined. Wilson is responding to the fierce competition by reducing production costs, increasing consumer marketing, and by bringing new products to the market. In September, Wilson started to ship Wilson Jack, a new lower price golf ball range.

In September Jim Baugh, President of Wilson Sporting Goods Co., was appointed as general manager of Wilson Golf. Mr Baugh undertook the role in addition to his existing duties. The previous general manager, Luke Reese, left the company.

The Golf Division's net sales are expected to decline slightly for the year as a whole. However, the Division will be profitable in 2002.

INCREASED SALES OF BASEBALL GLOVES AND BATS

In local currencies, the Team Sports Division's net sales grew by 4% and operating profit improved slightly.

The global team sports market is estimated to have remained flat and Wilson maintained its position as the number one team sports company in the USA.

The fastest growing product categories in Team Sports were baseball gloves (15%) and baseball and softball bats (10%).

The Company continued to launch new products in each key category. During the period, the Company extended its DeMarini bat family by introducing a new DeMarini F2 Half and Half softball bat, in which for the first time the head and the shaft are made of different materials. Several new basketballs were launched towards the end of the summer to the mass market.

Team Sports' sales and operating profit are expected to be similar to last year.

WINTER SPORTS' SALES TO A NEW RECORD LEVEL

Winter Sports' net sales amounted to EUR 136.2 million (2001: EUR 131.1 million). Operating profit was EUR 23.0 million (2001: EUR 23.4 million). In local currencies, net sales grew by 5%.

Geographically, the strongest growth was in North America, where Atomic's sales increased by 11%. The fastest growing product categories were alpine skis (9%) and bindings (11%).

As previously reported, ski boot development and production of ski boot shells will be transferred to Altenmarkt, Austria during the final quarter of 2002. The existing production facility in Köflach, Austria was sold in May. The disposal had no material impact on Amer Group's results. Ski boot assembly will be outsourced.

The winter sports market is expected to decline slightly due to economic conditions. Sales during the remainder of the current year depend on snow conditions, the influence on sell-through and on supplementary orders from the trade. For the year as a whole, net sales are expected to increase slightly. Operating profit is expected to decline slightly compared to last year's record performance.

SALES OF WRISTOP COMPUTERS UP BY 23%

Suunto's net sales were EUR 61.8 million (2001: EUR 61.3 million). Operating profit was EUR 6.8 million (2001: EUR 7.9 million). Suunto continued to invest in R&D and marketing communications.

Suunto's fastest growing product category was wristop computers with a 23% increase in sales. Sales of Suunto's diving instruments increased slightly, despite the general decline in the diving market. Sales of diving and water sports suits also grew slightly. Wristop computers and diving instruments accounted for 59% of Suunto's net sales.

Suunto started to ship the Suunto X6 HR with a heart rate monitor function in August and the Suunto S6 for alpine skiing and snowboarding in September. The first shipments of the Suunto G9 for golf started in the USA in October. Shipments of the Suunto M9 for sailing will start during the first quarter of 2003.

In April, Suunto bought a 60% majority shareholding in Meiga Innovations, a specialist in sports related software. Meiga Innovations employs 16 people.

The growth in wristop computers and diving instruments is expected to continue. For the year as a whole, it is expected that Suunto's net sales and operating profit will be similar to last year.

TOBACCO

Amer Tobacco's net sales grew by 11% to EUR 86.4 million (2001: EUR 77.8 million). Operating profit was EUR 7.3 million (2001: EUR 7.5 million).

Net sales are expected to grow by 10% in 2002 compared to last year. Tax-free deliveries of Marlboro products and sales of Swedish Match products in the Baltic countries are expected to increase net sales. Operating profit is expected to decline slightly.

AMER GROUP EXPANDS INTO FITNESS EQUIPMENT

After the end of the period under review, Amer Group acquired Precor Inc, an US based supplier of fitness equipment. The transaction was completed, as planned, on 31 October 2002. The acquisition agreement was signed with Illinois Tool Works Inc on 3 October 2002. The debt-free purchase price was approximately EUR 180 million, which was paid in cash. The transaction has generated around EUR 140 million of goodwill, which is planned to be amortised over 20 years. Precor's figures will be consolidated with those of the Amer Group as of 1 November 2002.

Precor offers premium fitness equipment for both the home and commercial fitness markets. Precor's annual sales in 2002 are estimated to be approximately EUR 195 million and its operating profit EUR 24 million. 20% of Precor's net sales come from markets outside North America. The company employs nearly 500 people.

NEW EUROPEAN DISTRIBUTION CENTER

Amer Sports Europe Services GmbH is building a new distribution center in Überherrn in Germany. The construction of a warehouse with a capacity of 10,000 square meters will be completed in December 2002. The total investment will be approximately EUR 7.9 million. From January 2003, all Suunto's deliveries to the main markets in Europe will be handled directly from Überherrn. Deliveries of racquet and team sports goods from Überherrn will start next summer.

2002 PROSPECTS

Demand has remained stable in the sports equipment market and an increase in demand is not expected during the remainder of the year.

Amer Group's net sales for the 2002 financial year are expected to be approximately EUR 1.1 billion. The Group is expected to achieve an operating profit in line with last year's good performance. Precor's figures will be consolidated with those of the Amer Group as of 1 November 2002 and Precor is expected to have a positive influence on the EPS in the current year. The Group's cashflow and balance sheet are expected to remain strong.

A large degree of uncertainty relating to general economic conditions and the development of the sports equipment market conditions remains. In addition to the economic situation, demand for sports equipment is strongly affected by sports related issues, such as product innovations and the number of participants in a specific sport.

Amer Group continues to benefit from being balanced by its wide portfolio of sports as well as by its geographic diversification.

Helsinki 5 November 2002

AMER GROUP PLC
Board of Directors

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

Amer Group's 2002 results will be published on 6 February 2003. The Annual General Meeting will be held on 20 March 2003.

EUR million Unaudited	Jan-Sept 2002	Jan-Sept 2001	Change	July-Sept 2002	July-Sept 2001	Change	Jan-Dec 2001
CONSOLIDATED RESULTS			%			%	
NET SALES	835.8	855.3	-2	283.6	304.5	-7	1,099.8
OPERATING PROFIT	77.2	81.6	-5	38.7	33.7	15	98.6
Net financing expenses	-5.2	-7.8		-2.2	-1.9		-9.3
PROFIT BEFORE EXTRAORDINARY ITEMS	72.0	73.8	-2	36.5	31.8	15	89.3
Extraordinary items	-	-		-	-		-
PROFIT BEFORE TAXES	72.0	73.8		36.5	31.8		89.3
Taxes	-20.2	-16.9		-10.2	-7.2		-20.5
Minority interest	0.0	0.0		0.0	0.0		-0.3
PROFIT	51.8	56.9		26.3	24.6		68.5
Earnings per share, EUR	2.23	2.40		1.13	1.05		2.90
Adjusted average number of shares in issue, million	23.2	23.7		23.2	23.4		23.6
Equity per share, EUR	19.12	18.49					18.71
ROCE, % *)	17.5	16.8					17.0
ROE, %	15.4	17.3					15.6
Average rates used: EUR 1.00 = USD	0.93	0.89					0.90
AVERAGE PERSONNEL	3,794	4,039					4,015

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY DIVISION							
Racquet Sports	204.6	216.6	-6	60.2	73.1	-18	264.8
Golf	184.8	197.9	-7	39.2	47.5	-17	235.9
Team Sports	162.0	162.8		41.4	45.6	-9	204.7
Winter Sports	136.2	131.1	4	93.8	91.6	2	199.3
Sports instruments	61.8	61.3	1	17.7	18.4	-4	83.4
Tobacco	86.4	77.8	11	31.3	28.3	11	103.9
	835.8	847.5	-1	283.6	304.5	-7	1,092.0
Sold operations	-	7.8		-	-		7.8
Total	835.8	855.3	-2	283.6	304.5	-7	1,099.8

BREAKDOWN OF OPERATING PROFIT							
Wilson	53.9	46.4	16	7.0	7.0		47.0
Winter Sports	23.0	23.4	-2	31.3	28.4	10	40.2
Sports instruments	6.8	7.9	-14	2.1	2.3	-9	10.1
Tobacco	7.3	7.5	-3	2.3	2.6	-12	9.6
Headquarters	-7.1	2.7		-1.9	-4.3		0.3
Group goodwill	-6.7	-7.0		-2.1	-2.3		-9.3
	77.2	80.9	-5	38.7	33.7	15	97.9
Sold operations	-	0.7		-	-		0.7
Total	77.2	81.6	-5	38.7	33.7	15	98.6

GEOGRAPHIC BREAKDOWN OF NET SALES							
North America	435.7	459.1	-5	122.4	140.4	-13	562.1
Finland	80.9	84.8	-5	28.8	28.6	1	114.7
Rest of Europe	215.1	200.2	7	96.5	91.8	5	278.8
Japan	46.1	50.4	-9	15.5	20.3	-24	60.6
Asia Pacific	27.8	28.0	-1	9.9	10.6	-7	35.9
Other	30.2	32.8	-8	10.5	12.8	-18	47.7
Total	835.8	855.3	-2	283.6	304.5	-7	1,099.8

EUR million Unaudited	Jan-Sept 2002	Jan-Sept 2001	Jan-Dec 2001
CONSOLIDATED CASH FLOW STATEMENT			
Net cash from operating activities	60.7	72.5	93.2
Net cash from investing activities	-14.1	16.1	11.8
Net cash from financing activities	-49.9	-108.9	-118.1
Net increase/decrease in cash and cash equivalents	-3.3	-20.3	-13.1
Cash and cash equivalents at 1 Jan	27.4	40.3	41.6
Cash and cash equivalents at 30 September/31 December	24.1	20.0	28.5

CONSOLIDATED BALANCE SHEET	30 Sept 2002	30 Sept 2001	31 Dec 2001
Assets			
Goodwill	183.0	202.7	208.1
Other intangible fixed assets	17.9	20.1	19.8
Tangible fixed assets	142.3	148.4	151.9
Long-term investments	54.8	56.4	56.0
Inventories and work in progress	140.1	154.9	155.2
Receivables	294.2	303.8	282.4
Marketable securities	-	-	1.5
Cash and cash equivalents	24.1	20.0	27.0
Assets	856.4	906.3	901.9
Shareholders' equity and liabilities			
Shareholders' equity	469.0	452.5	458.1
Minority interest	11.3	10.9	11.2
Provision for contingent losses	2.2	2.7	2.8
Long-term interest-bearing liabilities	49.7	81.6	73.4
Other long-term liabilities	19.5	29.2	19.6
Short-term interest-bearing liabilities	43.5	53.8	69.6
Other short-term liabilities	261.2	275.6	267.2
Shareholders' equity and liabilities	856.4	906.3	901.9
Equity ratio, %	54.8	49.9	50.7
Gearing, %	15	26	26
EUR 1.00 = USD	0.99	0.91	0.88

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED	30 Sept 2002	30 Sept 2001	31 Dec 2001
Charges on assets	-	-	-
Mortgages pledged	22.8	16.8	17.3
Guarantees	-	0.1	-
Liabilities for leasing and rental agreements	46.2	50.9	55.6
Other liabilities	38.3	35.1	40.9

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS	30 Sept 2002	30 Sept 2001	31 Dec 2001
Nominal value			
Foreign exchange forward contracts	219.6	353.1	306.6
Forward rate agreements	50.0	49.6	50.0
Fair value			
Foreign exchange forward contracts	10.9	6.4	1.9
Forward rate agreements	0.0	0.0	0.0

EUR million	2002			2001				2000
	III	II	I	IV	III	II	I	IV
QUARTERLY BREAKDOWNS OF NET SALES								
Racquet Sports	60.2	70.6	73.8	48.2	73.1	74.1	69.4	51.4
Golf	39.2	79.4	66.2	38.0	47.5	89.9	60.5	46.0
Team Sports	41.4	48.6	72.0	41.9	45.6	49.1	68.1	48.8
Wilson total	140.8	198.6	212.0	128.1	166.2	213.1	198.0	146.2
Atomic	93.8	11.3	31.1	68.2	91.6	11.1	28.4	68.7
Suunto	17.7	22.6	21.5	22.1	18.4	23.0	19.9	20.2
Tobacco	31.3	30.3	24.8	26.1	28.3	27.3	22.2	26.1
	283.6	262.8	289.4	244.5	304.5	274.5	268.5	261.2
Sold operations	-	-	-	-	-	0.1	7.7	7.4
Total	283.6	262.8	289.4	244.5	304.5	274.6	276.2	268.6

EUR million	2002			2001				2000
	III	II	I	IV	III	II	I	IV
QUARTERLY BREAKDOWNS OF OPERATING PROFIT								
Wilson	7.0	29.0	17.9	0.6	7.0	26.1	13.3	3.8
Atomic	31.3	-6.8	-1.5	16.8	28.4	-5.2	0.2	18.1
Suunto	2.1	3.1	1.6	2.2	2.3	3.2	2.4	2.0
Tobacco	2.3	3.3	1.7	2.1	2.6	2.9	2.0	2.4
Headquarters	-1.9	-3.1	-2.1	-2.4	-4.3	8.9	-1.9	-5.9
Group goodwill	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3	-2.4	-2.5
	38.7	23.2	15.3	17.0	33.7	33.6	13.6	17.9
Sold operations	-	-	-	-	-	-0.1	0.8	0.3
Total	38.7	23.2	15.3	17.0	33.7	33.5	14.4	18.2

AMER GROUP PLC
MAKELÄNKATU 91, FIN-00610 HELSINKI
P.O. BOX 130, FIN-00601 HELSINKI
TELEPHONE +358 9 7257 800
FACSIMILE +358 9 7257 8200
WWW.AMERSPORTS.COM

DOMICILE HELSINKI
TRADE REGISTER NO. 116.698